■ Pepco Holdings, Inc.

701 Ninth Street NW
Washington, DC 20068
24-Hour Media Phone (202) 872-2680
www.pepcoholdings.com
NYSE: POM

NEWS RELEASE

FOR IMMEDIATE RELEASE   Media Contact: Robert Dobkin   (202) 872-2680
August 29, 2003   Investor Relations: Ernie Bourscheid (202) 872-2797

Pepco Responds to Mirant's Move to
Cancel Pepco Agreements and Block FERC Review

On Thursday, Aug. 28, 2003, Mirant Corporation filed with the U.S. Bankruptcy Court for the Northern District of Texas (the Bankruptcy Court) a motion for an order authorizing the rejection by Mirant of its contractual commitment to reimburse Potomac Electric Power Company (Pepco) for the cost of the electricity supplied to Pepco under the terms of power purchase contracts with third parties.

Mirant's commitment to reimburse Pepco was made in 2000 as part of Mirant's agreement to buy Pepco's power plants. The motion, filed by Mirant with the Bankruptcy Court on Aug. 28, did not seek to reject the transition power agreements (TPAs) under which Mirant supplies Pepco's Standard Offer Service obligations. In a press release issued Aug. 28, Mirant announced that it is attempting to renegotiate the terms of the TPAs with Pepco.

Also on Aug. 28, the Bankruptcy Court, in an *ex parte* proceeding, issued a temporary restraining order (TRO) that temporarily enjoins Pepco from initiating or continuing any proceedings, or encouraging any person or entity from initiating or continuing, any proceedings before the Federal Energy Regulatory Commission (FERC) that seek to require Mirant to continue to perform its obligations under its contract with Pepco. It also temporarily enjoins FERC from taking any action to require or coerce Mirant to abide by the terms of its commitments.

A preliminary injunction hearing has been scheduled for Sept. 10 at which Pepco will request that the injunction be vacated. According to Mirant's filing with the Bankruptcy Court, Mirant sought the TRO in an effort to preempt FERC from taking action, either on its own or as requested by others, to require Mirant to comply with its contractual obligations, as FERC had done in an earlier case involving NRG Energy, Inc.

In response to these events, Dennis R. Wraase, President and Chief Executive Officer of Pepco Holdings, Inc. (NYSE:POM), Pepco's parent company, said, "Mirant's attempt to prevent Pepco from advocating for its customers and to circumvent FERC's jurisdiction is unprecedented. As we have stated previously, we intend to oppose Mirant's legal maneuvers to avoid its financial responsibilities to Pepco and Pepco's customers through all legally available avenues."

About PHI: Pepco Holdings, Inc. is a diversified energy company with headquarters in Washington, D.C. Its principal operations consist of Pepco and Conectiv Power Delivery, which deliver 50,000 gigawatt-hours of power to more than 1.8 million customers in Washington, Delaware, Maryland, New Jersey and Virginia. PHI engages in regulated utility operations by delivering electricity and natural gas, and provides competitive energy and energy products and services to residential and commercial customers.

Forward-Looking Statements: Except for historical statements and discussions, the statements in this news release constitute "forward-looking statements" within the meaning of federal securities law. These statements contain management's beliefs based on information currently available to management and on various assumptions concerning future events. Forward-looking statements are not a guarantee of future performance or events. They are subject to a number of uncertainties and other factors, many of which are outside the company's control. Factors that could cause actual results to differ materially from those in the forward-looking statements herein include general economic, business and financing conditions; availability and cost of capital; changes in laws, regulations or regulatory policies; weather conditions; competition; governmental actions; and other presently unknown or unforeseen factors. These uncertainties and factors could cause actual results to differ materially from such statements. PHI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This information is presented solely to provide additional information to further understand the results and prospects of PHI.

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